

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

November 25, 2008

Mr. Scott Cooley
Chief Financial Officer, Morningstar, Inc.
225 West Wacker Drive
Chicago, IL 60606-6303

Re: **Morningstar, Inc**
              Form 10-K for the year ended December 31, 2007
              Definitive Proxy Statement, April 9, 2008
              Form 10-Q for the quarter ended September 30, 2008
              File No. 0-51280

Dear Mr. Cooley:

         We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

         Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K filed on March 7, 2008

Business, page 2
Growth Strategies, page 4

3. Expand the range of services we offer investors, financial advisors, and institutional clients, page 5

1. We note that you first disclose the Global Analyst Research Settlement in the second paragraph of the second bullet point. We also note the first risk factor disclosure on page 25 of the report. In future filings and to the extent applicable, please discuss briefly what the Global Analyst Research Settlement is to help investors increase their understanding of your disclosures.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

2. We have read your responses to investor questions as filed on Form 8-K throughout the year. In future periodic Exchange Act filings please include current topics you have discussed in your responses to investors. In this regard we believe an updated and thorough discussion of how current economic events may impact your results and your liquidity would be beneficial to your investors. In this discussion please address changes in the credit market, the potential of losing revenues due to consolidation within the financial industry, potential changes in asset values under advisement and renewal and pricing pressures you may face.

Segment Results, page 57

3. Throughout the discussion of your results of operations for all periods presented you cite multiple factors for changes in your results. In future filings, to the extent practicable, quantify the impact of each factor when identifying multiple factors impacting your results of operations. For example, your individual segment discussion indicates that your revenues increased due to an increase in premium membership, internet advertising and revenue related to the Global Analyst Research Settlement.

4. We note your disclosure on page 58 indicating that revenue related to the Global Analyst Research Settlement accounted for approximately one-fifth of the Individual segment's revenue and that the settlement will expire in July of 2009. Please tell us and in future filings address the potential impact that the expiration of this settlement may have on your results and also address the potential impact on your liquidity in the Liquidity and Capital Resources discussion.

Note 2. Summary of Significant Accounting Policies – Revenue Recognition, page 85

5. Please tell us and in future filings disclose your revenue recognition policy for internet advertising sales.

Note 5. Segment and Geographical Area Information, page 89

6. We note that you do not present balance sheet information, including goodwill or other intangibles, by segment. Please confirm to us that you are analyzing goodwill for impairment at the reporting unit level and define your reporting units. Please keep in mind the guidance set forth in paragraph 18 of SFAS 142. Additionally, please tell us what your goodwill was by segment at December 31, 2007 and June 30, 2008 and in future filings please disclose goodwill by segment as required by paragraph 45 of SFAS 142.

Item 9A. Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures, page 113

7. We note your disclosure that your "disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports [you] file or submit under the Exchange Act is recorded, processed, summarized, and reported as and when required." Please confirm to us, and revise to clarify, if true, that your officers concluded that your disclosure controls and procedure are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Alternatively, you may revise future filings to simply state that your disclosure controls and procedures are effective or ineffective without providing the definitions. Please note this comment also applies to your Form 10-Q filings.

Definitive Proxy Statement filed on April 9, 2008

Compensation Discussion and Analysis, page 15
Elements of Our Compensation Program, page 16

Bonus Plan, page 16

8. In the last paragraph of your "Goals of Our Compensation Program" on page 15, you disclose that the compensation committee's philosophy "is to tie compensation closely to value creation, as measured by increases in cash flow and EBIT…, and long-term stock performance". We further note that in the last paragraph of your "Bonus Plan" discussion you disclose that the 2007 EBIT targets were exceeded. However, it remains unclear how the compensation committee measured achievement of the various performance components in determining the amount of bonuses paid to the named executive officers (see third paragraph of the "Bonus Plan" discussion). In future filings please quantify the corporate performance target goals used by the compensation committee in its determination of the bonus amounts payable to the named executive officers.

9. It appears that not the same performance goals apply to each named executive officer (we note your discussion about Tao Huang, Patrick Reinkemeyer, Catherine Gillis Odelbo, Stock Cooley and Martha Dustin Boudos at the end of page 15). The compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. In future filings, if a named executive officer's personal performance is measured against pre-established personal goals, please disclose them to the extent material in determining the amount of the bonus award. Please refer to Section II.B.1 of Commission Release No. 33-8732A, which is available on our website at http://www.sec.gov/rules/final/2006/33-8732a.pdf.

Equity-Based Compensation, page 17

10. With respect to the equity awards disclosed in the seventh paragraph of your disclosure, in future filings please disclose more detail about the factors taken in consideration by the compensation committee in determining the size of the awards for each named executive officer. Your discussion should provide a comprehensive analysis of the substance of the compensation committee's decision.

<u>Employment Agreements, Change in Control Arrangements, and Deferred Compensation, page 19</u>

11. In future filings please expand your disclosure to describe the circumstances pursuant to which the compensation committee may exercise its discretion to vest or make exercisable the then unvested equity awards, and to the extent applicable, the rationale for providing a single trigger for payment in the event of a change-in-control.

<u>Executive Compensation, page 21</u>
<u>Summary Compensation Table, page 21</u>

12. Please explain to us how you are reporting the numbers in the "Bonus" and the "Non-Equity Incentive Plan Compensation" columns considering that your bonus payments are made under the Incentive Plan (we note Footnote (1) to the summary compensation table). Please note that the compensation reported in the "Bonus" column should be of a discretionary nature and not payable pursuant to a plan. See Item 402(c)(2)(iv) of Regulation S-K and the related instructions, as well as Question 119.02 of the Regulation S-K Compliance and Disclosure Interpretations, which are available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Form 10-Q for the period ended September 30, 2008

<u>Note 3. Acquisitions, Goodwill, and Other Intangible Assets, page 8</u>

13. We note for the Hemscott acquisition that you have currently allocated approximately 70% of the fair value of assets acquired to goodwill. In future filings please expand your disclosures to provide a description of the factors that contributed to this portion of the total fair value being allocated to goodwill.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Era Anagnosti, Attorney, at (202) 551-3369, Andrew Schoeffler, Attorney, at (202) 551-3748 or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief